Exhibit (A)(5)(D)

SUPERVALU Launches Tender Offer for Total Logistics, Inc.

MINNEAPOLIS, Jan. 7 /PRNewswire-FirstCall/ — SUPERVALU INC. (NYSE: SVU) announced today that one of its wholly owned subsidiaries has commenced a previously announced tender offer for all of the outstanding shares of common stock of Total Logistics, Inc. (Nasdaq: TLCX) at $28.50 per share, net to seller, in cash. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005 among SUPERVALU INC., Total Logistics, Inc. and SUPERVALU’s subsidiary. The tender offer will expire at 12:00 midnight EST, February 4, 2005, unless extended. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn more than 75 percent of shares outstanding of Total Logistics, Inc., on a fully diluted basis. Wells Fargo Bank, N.A. is the Depository, Lazard Freres & Co. LLC is the Dealer Manager and Innisfree M&A Incorporated is the Information Agent for the tender offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Total Logistics, Inc. SUPERVALU is filing a tender offer statement today with the Securities and Exchange Commission (SEC) and Total Logistics, Inc. is filing a solicitation/recommendation statement with respect to the offer. Total Logistics, Inc. shareholders are advised to read the tender offer statement regarding the acquisition of Total Logistics, Inc. referenced in this news release, and the related solicitation/recommendation statement. The tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of Total Logistics, Inc. service at no expense to them. These documents will also be available at no charge on the SEC’s web site at http://www.sec.gov.

About SUPERVALU INC.

Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 100 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its more than 1,500 retail grocery locations, including licensed Save-A-Lot locations. With its Save-A-Lot format, the company holds the number one market position in the extreme value grocery retail sector. Through SUPERVALU’s geographically diverse distribution network, the company provides distribution and related logistics support services to nearly 4,500 grocery retailers across the nation. In addition, SUPERVALU’s third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has more than 55,000 employees. For more information about SUPERVALU visit http://www.supervalu.com.

SOURCE  SUPERVALU INC.

01/07/2005

/CONTACT: Lynne High, Media, +1-952-828-4515, lynne.high@supervalu.com, or Yolanda Scharton, Investors, +1-952-828-4540, yolanda.scharton@supervalu.com, both of SUPERVALU INC./

/First Call Analyst: /

/FCMN Contact: dave.r.heinsch@supervalu.com /

/Web site: http://www.supervalu.com /

(SVU TLCX)